UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 3, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces lift of partial clinical trial hold and plans to initiate a new, pivotal Phase 3 study of intrathecal OAV-101 in older patients with SMA

Ad hoc announcement pursuant to Art. 53 LR

•	FDA concluded that OAV-101 intrathecal (IT) clinical program may proceed based on data from nonclinical toxicology study

•	New Phase 3 STEER study will evaluate efficacy, safety, and tolerability of OAV- 101 IT in treatment-naïve patients with SMA Type 2 aged between 2 and 18 years old, the first to study gene therapy in this patient population

•	STEER will build upon the OAV-101 IT STRONG study which demonstrated significant increases in HFMSE scores and a clinically meaningful response in patients with SMA Type 2 aged between ≥2 years and <5 years old

•	OAV-101 IT under investigation as a one-time, single-dose, treatment option for older patients with SMA

Basel, August 3, 2021 — Novartis today announced that the U.S. Food and Drug Administration (FDA) has determined that OAV-101 intrathecal (IT) clinical trials for spinal muscular atrophy (SMA) patients may proceed, thereby lifting the partial clinical trial hold initiated in October 2019. The decision to lift the hold was based on data from Novartis’ comprehensive nonclinical toxicology study in non-human primates (NHP) that addressed all issues identified, including questions of dorsal root ganglia (DRG) injury following IT administration.

Following this decision and input from the FDA and European Medicines Agency (EMA), Novartis now plans to initiate STEER, a global pivotal Phase 3 registration-enabling study to evaluate the clinical efficacy, safety, and tolerability of OAV-101 IT in treatment naïve patients who are between two and 18 years of age, able to sit, but have never walked. While disease progression is slower in patients with later-onset SMA, there are significant unmet needs.

“We are very pleased that our comprehensive nonclinical data package has addressed all issues identified related to DRG toxicity and the FDA has reached the decision that we may proceed with our OAV-101 IT clinical trial program and initiate the STEER trial,” said Shephard Mpofu, M.D., SVP, Chief Medical Officer, Novartis Gene Therapies. “We believe that all patients diagnosed with SMA should be able to benefit from the transformative impact of gene therapy and we remain confident that investigational OAV-101 IT is a viable potential treatment path for older patients who often have ongoing unmet needs, and for whom a one- time treatment could be especially compelling.”

STEER will build upon the Phase 1/2 STRONG study which showed that treatment with OAV- 101 IT led to significant increases in Hammersmith Functional Motor Scale-Expanded (HFMSE) scores and a clinically meaningful response in older patients between ≥2 years and <5 years old with SMA Type 2.

Additionally, STEER will add to the clinical data and emerging real-world evidence for the use of gene therapy to treat SMA. Our intravenous formulation, Zolgensma® (onasemnogene abeparvovec) is approved in 41 countries. More than 1,400 patients have been treated with Zolgensma IV globally, including in the European Union, South Korea and Canada, where regulatory approval includes dosing guidance for babies and young children up to 21kg.

“We are very pleased to see that a plan has been reached from Novartis, the FDA and EMA working together to move this IT approach forward,” said Kenneth Hobby, President, Cure SMA. “This route of administration has the potential to open up access for older patients to all the benefits of gene therapy. We have seen the interest among our symptomatic patients and their families in gene therapy, and this study is an important step in understanding its potential to address unmet needs that remain in the SMA community.”

About STEER

STEER is a Phase 3 randomized, double-blind, sham-controlled study to evaluate the clinical efficacy, safety, and tolerability of a one-time intrathecal (IT) dose of OAV-101 in treatment naïve patients with Type 2 SMA who are between two and 18 years of age, able to sit, but have never walked. The primary objective of STEER is to evaluate the efficacy and safety of one-time IT administration of OAV-101 compared to sham controls over a 52-week period, at the end of which patients in the control arm will be treated with OAV-101. The therapeutic effect of OAV-101 will be evaluated using the Hammersmith Functional Motor Scale- Expanded (HFMSE). Secondary objectives include evaluating safety and efficacy of OAV-101 using the Revised Upper Limb Module (RULM) scale. More than 100 patients will be randomized to receive OAV-101 by IT injection or to receive a sham procedure. At the end of the 52-week period, all eligible patients who received the sham procedure will receive OAV- 101 and all eligible patients who received OAV-101 will receive the sham procedure.

A sham-controlled study is a method used in clinical trials to help determine the effectiveness of a drug or treatment when a procedure is required, and has precedent in other Phase 3 studies measuring the efficacy of treatments for later-onset SMA. The use of a sham procedure in STEER is included to provide a comparison group for an unbiased collection and assessment of efficacy, safety and tolerability of OAV-101 IT for this older population where the disease progression is slower.

About Spinal Muscular Atrophy (SMA)

SMA is a rare, genetic neuromuscular disease caused by a lack of a functional SMN1 gene, resulting in the irreversible loss of motor neurons, affecting muscle functions, including breathing, swallowing and basic movement.1,2 The severity of SMA varies across a spectrum of types that each correspond to the copy number of the SMN2 gene, which produces a small fraction (~10%) of functional SMN protein compared with SMN1.3 Left untreated, patients with SMA Type 2 are unable to walk and will require a wheelchair, and more than 30% will die by age 25.4 Loss of motor neurons cannot be reversed, so SMA patients with symptoms at the time of treatment will likely require some supportive respiratory, nutritional and/or musculoskeletal care to maximize functional abilities.4

About Novartis Gene Therapies

Novartis Gene Therapies is reimagining medicine to transform the lives of people living with rare genetic diseases. Utilizing cutting-edge technology, we are working to turn promising gene therapies into proven treatments, beginning with our transformative intravenous gene therapy for spinal muscular atrophy (SMA). Our robust AAV-based pipeline is advancing treatments for Rett syndrome and Friedreich’s ataxia. We are powered by the world’s largest, commercially-proven gene therapy manufacturing footprint, enabling us to bring gene therapy to patients around the world at quality and scale.

Novartis Gene Therapies has an exclusive, worldwide license with Nationwide Children's Hospital to both the intravenous and intrathecal delivery of AAV9 gene therapy for the treatment of all types of SMA; has an exclusive, worldwide license from REGENXBIO for any recombinant AAV vector in its intellectual property portfolio for the in vivo gene therapy treatment of SMA in humans; an exclusive, worldwide licensing agreement with Généthon for in vivo delivery of AAV9 vector into the central nervous system for the treatment of SMA; and a non-exclusive, worldwide license agreement with AskBio for the use of its self- complementary DNA technology for the treatment of SMA.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “seek,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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References

1.	Anderton RS and Mastaglia FL. Expert Rev Neurother. 2015;15(8):895–908.
2.	Finkel RS, McDermott MP, Kaufmann P. et al. Observational study of spinal muscular atrophy type I and implications for clinical trials. Neurology. 2014;83(9):810-7.
3.	Lorson CL, Rindt H, Shababi M. Spinal muscular atrophy: mechanisms and therapeutic strategies. Hum Mol Genet. 2010;(15):R111-8.
4.	Darras BT, Finkel RS. “Natural history of spinal muscular atrophy.” In: Sumner CJ, Paushkin S, Ko CP, eds. Spinal Muscular Atrophy: Disease Mechanisms and Therapy, 2nd ed. London, UK: Academic Press/Elsevier;2017:399‒421.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 3, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting